March 30, 2020

Via Edgar

Ms. Jennifer López

Staff Attorney

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	China Liberal Education Holdings Limited
Registration Statement on Form F-1/A (File No. 333-233016) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Boustead Securities, LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 1:00 p.m., Eastern Time, on March 31, 2020, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended:

(i)	Date of preliminary prospectus: March 30, 2020
(ii)	Date of distribution: March 30, 2020
(iii)	Number of prospective dealers to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: 5

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Boustead Securities, LLC

By: /s/ Keith Moore

Name: Keith Moore

Title: CEO